18 August 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street, NE, Mail Stop 3561
Washington, D.C. 20549

Re: COCA-COLA EUROPACIFIC PARTNERS plc
Form 20-F for the fiscal year ended December 31, 2022
Filed March 17, 2023
Response Dated August 16, 2023
File No. 001-37791

Dear Ms. McConnell And Mr. Stertzel,

Based on conversations with the SEC staff on August 17, 2023, we supplement our response letter dated August 16, 2023 as follows: Coca-Cola Europacific Partners plc has not in the past had and does not expect in the future to have any substantive or material costs to obtain new bottling agreements with TCCC.

Should you have additional questions, please do not hesitate to contact me at +44 1895 844 534 or Ivan Stoykov at istoykov@ccep.com.

Sincerely,

By:	/s/ Nik Jhangiani
Name:	Nik Jhangiani
Title:	Chief Financial Officer
cc:
Sol Daurella, Chairman of the Board
Dessi Temperley, Chairman of the Audit Committee
Damian Gammell, Chief Executive Officer
Clare Wardle, General Counsel and Company Secretary
Ed Walker, VP Finance Business Planning
Ivan Stoykov, Chief Accounting Officer
Sarah Kokot, Partner, EY United Kingdom
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